FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Zoloto Resources Ltd. ("Zoloto") 420-625 Howe Street Vancouver, British Columbia V6C 2T6

2.	Date of Material Change

July 3, 2007.

3.	News Release

The news release attached hereto as Schedule "A" announcing the material change described herein was disseminated through the facilities of a recognized news wire service on July 3, 2007.

4.	Summary of Material Change

The material change is described in the news release attached hereto as Schedule "A", which news release is incorporated herein.

5.	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change in this report.

Laurence Stephenson, President (604)-608-0223

9.	Date of Report

July 5, 2007.

Press Release SR #11-07

SUTCLIFFE RESOURCES ANNOUNCES NAME CHANGE TO
ZOLOTO RESOURCES LTD.

July 3, 2007

Schedule "A"

Vancouver, British Columbia, Canada: Sutcliffe Resources Ltd. (“the “Company”) (SR – TSX-V) is pleased to announce that the Company has changed its name to “Zoloto Resources Ltd.” and that the Company’s common shares will commence trading on the TSX Venture Exchange under the symbol “ZR” at the opening of trading on July 5, 2007. The Company’s name change was approved by its shareholders on June 8, 2007 and by the TSX Venture Exchange on July 3, 2007.

The Company’s new web site will also be available under www.zolotoresources.com on July 5, 2007.

About Zoloto Resources Ltd.

The Company, led by a management team with extensive experience in the Russia Federation, is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in Russia. In addition, the Company’s management will continue to evaluate acquisition opportunities within Russia. The Company’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:

Robert Maddigan, Director
Zoloto Resources Ltd.
Phone: (604) 608 0223
Fax:      (604) 608 0344
Email: rmaddigan@sutclifferesources.com

This news release contains forward-looking statements contained that are not historical facts. Forward-looking statements involve risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward looking statements in this news release include, but are not limited to, the commencement of trading of the Company’s common shares on the TSX Venture Exchange under its new name and trading symbol, the Company's objectives, goals or future plans. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, those risks set out in the Company's public documents filed on SEDAR. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, other than as required by law.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 •  Fax: 604.608.0344 •  North America Toll-free: 1.877.233.2244

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